Mail Stop 3561

March 17, 2008

Mr. Arne Haak
  Vice-President – Finance and Treasurer
AIRTRAN HOLDINGS, INC.
9955 AirTran Boulevard
Orlando, Florida 32827

Re: AirTran Holdings, Inc.
Form 10-K for the year ended December 31, 2007
File No. 1-15991

Dear Mr. Haak:

        We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief